March 10, 2009

VIA EDGAR

Sondra Snyder

Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Re:

IdeaEdge, Inc.
Item 4.01 Form 8-K/A
Filed March 2, 2009
File No. 0-27145

Dear Ms. Snyder:

We are in receipt of your letter dated March 5, 2009 in connection with our Form 8-K/A.  This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated March 5, 2009 (the “Comment Letter”) with respect to the Form 8-K/A which we have re-filed to reflect changes prompted by the Comment Letter.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.  The Company's responses indicate whether the amended Form 8-K/A reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate.

Item 4.01 8-K/A Filed March 2, 2009

1.

Please revise the second paragraph to disclose the date Weaver & Martin, LLC actually resigned rather than the effective date of the resignation. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

RESPONSE: We have modified the second paragraph as noted by the Staff.

2.

Please state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board of directors or by the board of directors if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

RESPONSE: We have added that the decision to dismiss Weaver & Martin, LLC was approved by our Board of Directors.

3.

Please note that you are required file an updated letter from Weaver & Martin, LLC stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE: We acknowledge that we are required to file an updated letter from Weaver & Martin, LLC and have included the updated letter in Exhibit 16 to the amended Form 8-K/A.

4.

In addition, please comply with each of the disclosure requirements of Item 304 of Regulation S-K when reporting a change in independent accountants. For example, in this Form 8-K filing please revise to:

•

clearly state that a change in accountants occurred upon closing of the reverse acquisition;

•

clearly state that the audit committee approved the change in accountants;

•

clearly disclose the date you engaged Cordovan and Honeck, LLP and dismissed Weaver & Martin, LLC as your principal accountant, and;

•

disclose any consultations with Cordovano and Honeck, LLP during the two most recent fiscal years or any subsequent interim period through the date of engagement regarding the application of accounting principles or the type of audit opinion that might be rendered that Cordovano and Honeck, LLP concluded was an important factor you considered in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was subject to a disagreement or reportable event.

RESPONSE:  We have included the disclosure requirements noted by the Staff above.

*  *  *  *  *

In connection with our Company’s filing on Form 8-K/A, we wish to acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we discussed, we have submitted the proposed amended Form 8-K as an exhibit to this correspondence for your review and comment rather than with our regular SEC filings on the publicly accessible website.  Upon your review and concurrence, we will then file the revised Form 8-K on the regular SEC filing website.  Should you have any follow-up questions, please call me at (858) 677-0080.

Sincerely,

/s/ Jonathan Shultz

Jonathan Shultz